Mail Stop 4561

October 5, 2006

VIA U.S. MAIL AND FAX (212) 829-4708

Mr. Howard W. Lutnick
Chief Executive Officer
eSpeed, Inc.
110 East 59th
New York, NY 10022

   Re: **eSpeed, Inc.**
      Form 10-K for the year ended December 31, 2005
      Filed March 15, 2006
      File No. 0-28191

Dear Mr. Lutnick:

   We have completed our review of your Form 10-K and do not, at this time, have any further comments.

            Sincerely,

            Josh Forgione
            Assistant Chief Accountant